                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20540





                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No 3)*


                             Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    741444103
               -------------------------------------------------------
                                 (CUSIP Number)



            Kathleen M. Hillan 4649 Morena Blvd. San Diego, CA 92117
--------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and

Communications) (619) 581-4889



                                November 14, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 6
                                  SCHEDULE 13D

CUSIP No. 741444103

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen

                    7    SOLE VOTING POWER
                         See Attached
     NUMBER OF
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER

                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,445,410

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8,445,410
     ----------- = 36.3%
     23,291,294

14   TYPE OF REPORTING PERSON*

     IN


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                                                                    Page 3 of 6



                                 SCHEDULE 13D

Number of Shares Beneficially Owned by Each Reporting Person With

  7) Sole Voting Power



        0 By Sol Price as Trustee of Sol & Helen Price Trust
  610,490 By Sol Price as Trustee of Price Charitable Remainder Trust 5,165,170 By Sol Price as Trustee of Price Family Charitable Trust
---------
5,775,660 TOTAL


  8) Shared Voting Power

2,500,500 by Sol Price as Director of Price Family Charitable Fund
   34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
  134,300 by Sol Price as Co-Trustee of Dorothy Goldberg Trust
---------
2,669,750 TOTAL


  9) Sole Dispositive Power

        0 By Sol Price as Trustee of Sol & Helen Price Trust
  610,490 By Sol Price as Trustee of Price Charitable Remainder Trust 5,165,170 By Sol Price as Trustee of Price Family Charitable Trust
---------
5,775,660 TOTAL


10) Shared Dispositive Power

2,500,500 by Sol Price as Director of Price Family Charitable Fund
   34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
  134,300 by Sol Price as Co-Trustee of Dorothy Goldberg Trust
---------
2,669,750 TOTAL


12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:

2,500,500 Held by Price Family Charitable Fund
   34,950 Held by Marion Brodie Trust
  134,300 Held by Dorothy Goldberg Trust
---------
2,669,750 TOTAL

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                                                                     Page 4 of 6

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

1.   SECURITY AND ISSUER

     Price Enterprises, Inc.
     Common Stock
     Kathleen M. Hillan,
     Senior Vice President--
     Finance and Chief Financial Officer
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     All shares disclosed on Amendment No. 1 to the Schedule 13D were acquired through a one-for-one exchange offer of shares of common stock of Price/Costco, Inc. for shares of common stock of Price Enterprises, Inc., pursuant to the Offering Circular/Prospectus of Price/Costco, Inc. and Price Enterprises, Inc., dated November 21, 1994, as supplemented (the "Exchange Offer"). See Item 5(c) for a discussion of additional transactions, including the sources and amounts of funds used in making such transactions.

4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of Price Enterprises common stock through the Exchange Offer was for investment purposes only.


5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (8,445,410 or 36.3%) is held as follows:

          -    610,490 shares by Sol Price as Trustee of Price Charitable
               Remainder Trust U/T/D   1/10/83.

          -    5,165,170 shares by Sol Price as Trustee of Price Family
               Charitable Trust U/T/D   3/10/84.

          - 2,500,500 shares by Sol Price as a Director of The Price Family Charitable Fund.

          -    34,950 shares by Sol Price as Co-Trustee of Marion Brodie
               Trust.

          -    134,300 shares by Sol Price as Co-Trustee of Dorothy Goldberg
               Trust.

          These shares include 2,669,750 shares of which the reporting person disclaims beneficial ownership.

          These shares do not include the 2,627,413 shares (approximately 11.28%) of Price Enterprises common stock beneficially owned by Robert Price, the son of Sol Price.


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                                                                     Page 5 of 6


     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                     5,775,660

          Shared power to vote or direct the vote:                   2,669,730

          Sole power to dispose or direct the disposition:           5,775,660

          Shared power to dispose or direct the disposition:         2,669,750

     c) On December 21, 1994, Sol Price, as Trustee of Sol and Helen Price Trust, Price Charitable Remainder Trust and Price Family Charitable Trust, acquired 8,293,160 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, the Sol & Helen Price Foundation, of which Sol Price is a Director, acquired
          500 shares of Price Enterprises common stock through the Exchange
          Offer.

          As comtemplated by the Exchange Offer, on February 9, 1995, Price/Costco consummated the sale to Price Enterprises, effective as of February 6, 1995, of the remaining 3,775,972 shares of Price Enterprises common stock owned by Price/Costco following consummation of the Exchange Offer. Such sale reduced the number of outstanding shares of Price Enterprises common stock from 27,000,000 to 23,224,028 and correspondingly increased Sol Price's percentage ownership of Price Enterprises common stock from approximately 30.72% to approximately 35.71%.


          1. On November 21, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, transferred 500,000 shares of Price Enterprises common stock as a contribution to the Price Family Charitable Trust.

          2. On November 14, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, transferred 1,020,410 shares of Price Enterprises common stock as a contribution to the Price Family Charitable Trust.

          3. Between June 5, 1997 and November 10, 1997, as co-trustee of the Joseph and Dorothy Goldberg Trust, I sold 25,000 shares of Price Enterprises common stock on the open market at prices ranging from $17.875 to $22.50 per share for total consideration of $497,687.50.

          4. On October 10, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, made a bona fide gift of 9,000 shares to sixteen (16) individuals.

          5. On December 4, 1996, Sol Price as Trustee of The Price Family Charitable Trust transferred 2,500,000 shares as a contribution to The Price Family Charitable Fund (formerly the Sol and Helen Price Foundation).

          6. On December 4, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 500 shares to two (2) individuals.

          7. On June 14, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 2,500 shares to two (2) individuals.

          8. On January 2, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 1,300 shares to two (2) individuals.

          9. On December 20, 1995, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 4,200 shares to thirteen
              (13) individuals.

         10.  On September 5, 1995, I consented to act as successor
              Co-Trustee of the Earle I. and Marion Brodie Trust. The Trust owned 34,950 shares of common stock of Price Enterprises, Inc., at that time. Pursuant to the terms of the Trust Agreement, the assets were subsequently split into Trust I which continued to hold the 34,950 shares and Trust II. Trust I was later renamed the Marion Brodie Trust. As Co-Trustee, I have shared voting and disposition powers over these shares. However, I disclaim beneficial ownership of these shares.

         11. On April 22, 1996, I was appointed Attorney-in-Fact by Dorothy Goldberg, Trustee, of the Joseph and Dorothy Goldberg Trust.
              The Trust owned 159,300 shares of Price Enterprises, Inc., at that time. Mrs. Goldberg passed away on June 16, 1996, at which time I became a Co-Trustee of the Trust. As Co-Trustee, I have shared voting and dispositive powers over these shares. However, I disclaim beneficial ownership of these shares.

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                                                                     Page 6 of 6


     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 21, 1997                   /s/ Sol Price
-----------------------------       -------------------------------------------
Date                                Sol Price